

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

129843

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	817
Rule	17a-5
Public Availability	March 24, 2004

‖‖‖‖‖‖‖‖‖‖‖‖‖‖‖
04021384

March 17, 2004

Mr. Robert D. Hughes
President
CCG Securities, LLC
120 East De La Guerra Street
Santa Barbara, CA 93101

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Hughes:

This is in response to your letters dated January 15, 2004, in which you request on behalf of CCG Securities, LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exhange Commission ("Commission") became effective on December 15, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on December 15, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from December 15, 2003, the effective date of the Firm's registration with the Commission.



PROCESSED
AUG 03 2004
THOMSON
FINANCIAL

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Rachael Grad
Staff Attorney



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Tel: 760-328-5955

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ranch@westin.com

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Date:

To: Rachel @ SEC

Fax #: 202 - 742 - 9553

From: Jim Williams

Tel: Cell - 415 - 246 -9189

Fax #: _____

Pages to Follow: 2

Message: Rachel - Please call me to Confirm Receipt of status. Thanks for your help

Jim Williams

March 1, 2004

Mr. Thomas H. Cowan
Asst. Director
Division of Market Regulation
United States Securities and Exchange Commission
450 5th St. N.W.
Washington, DC 20549

9720177

Re: CCG Securities, LLC
      SEC File 8-46008
      CRD# 117507

Dear Mr. McCowan:

CCG Securities, LLC recently wrote to you (January 15, 2004) requesting that our annual audit for 2003 be waived due to our broker-dealer approval date of November 24, 2003. We've not heard back from you and are seeking confirmation of our request from you.

Should you have questions or require additional information, please contact me at your convenience.

Very truly yours,

Samuel Vorli
Managing Director

cc: V. Carlin
      F. Lerer

CCG

CCG SECURITIES, LLC

MEMBER NASD/SIPC

Januar 15, 204

Mr. Thomas McGowan
Asst. Director
Division of Market Regulation
United States Securities and Exchange Commission
450 5th St. N. W.
Washington, DC 20549

Re: CCG Securities, LLC
        SEC File # 8-66008
        CRD# 107507

Dear Mr. McGowan:

CCG Securities, LLC, a securities broker-dealer registered with the SEC, NASD and the State of California, hereby requests an exemption from preparing an audited financial statement pursuant to S.E.C. Rule 17a-5 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2003.

The SEC and NASD approved our broker-dealer application on November 24, 2003. We request that the audit requirement for December 31, 2003 be waived with the condition that the certified annual report for the period ending December 31, 2004 begin with the firm's date of registration, November 24, 2003.

Should you have questions or require additional information, please contact me at your convenience.

Very truly yours,

Robert D. Hughes
President

cc: W. Carson
       P. Leno
       S. Worth

120 EAST DE LA GUERRA STREET, SANTA BARBARA, CA 93101
PHONE: (805) 963-8771   FAX: (805) 963-2664